Mail Stop 3010

May 14, 2009

Ms. Ann Marie Petach
Managing Director and Chief Financial Officer
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

>   **Re: BlackRock, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **Form 10-Q for the Period Ended March 31, 2009**
>   **Filed May 8, 2009**
>   **File No. 1-33099**

Dear Ms. Petach:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Linda Van Doorn
        Senior Assistant Chief Accountant